

SECUF 19007803

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 _____ AND ENDING 12/31/2018 _____
                                          MM/DD YY   MM/DD YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBRE Capital Advisors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 McKinney Avenue, Suite 900
                        (No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Potter   214-863-4255
                                                              (Area Code   Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
                (Name – if individual, state last, first, middle name)

550 South Hope Street, Suite 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Scott Potter _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBRE Capital Advisors, Inc. _____ , as of February 26 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Financial Statements and Supplemental Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

The report is filed in accordance with Rule 17a-5(e)(3) under the

Securities Exchange Act of 1934 as a PUBLIC DOCUMENT



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
CBRE Capital Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBRE Capital Advisors, Inc.
(the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's
equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In
our opinion, the financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended
in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.
§ 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in
all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2008.

Los Angeles, California
February 26, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	7,193,375
Accounts Receivable		494,441
Notes Receivable, net of Unamortized Discount of $479,212		6,251,345
Receivable from Parent		1,154,868
Prepaid Expense		10,016
Total assets	$	15,104,045

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	325,684
Total liabilities		325,684
Common Stock, $.01 par value per share – 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2018.		1
Additional Paid-In Capital		10,325,418
Accumulated Surplus		4,452,942
Total stockholder's equity		14,778,361
Total liabilities and stockholder's equity	$	15,104,045

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Operations

Year ended December 31, 2018

Revenues:		
Consulting	$	13,826,672
Marketing fees		225,600
Reimbursable expenses		307,931
Total revenues		14,360,203
Expenses:		
Advisory expenses		3,803,522
Regulatory fees		62,674
Shared services fees		8,577,888
Audit fees		62,706
Other		(103,114)
Total expenses		12,403,676
Income before income taxes		1,956,527
Income tax expense		(488,814)
Net income	$	1,467,713

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

	Common stock		Additional paid-in capital	Accumulated surplus	Total stockholder's equity
	Shares outstanding	Amount			
Balance as of December 31, 2017	100	$ 1	9,445,776	3,735,229	13,181,006
Capital contributions from Parent	—	—	879,642	—	879,642
Dividend distribution to Parent	—	—	—	(750,000)	(750,000)
Net income	—	—	—	1,467,713	1,467,713
Balance as of December 31, 2018	100	$ 1	10,325,418	4,452,942	14,778,361

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	1,467,713
Adjustments to reconcile net income to net cash used in operating activities		
Amortization of discount on long-term notes receivable		(149,543)
Issuance of notes receivable		(7,400,038)
Repayment of notes receivable		3,142,395
Expenses paid by Parent		879,642
Changes in operating assets and liabilities:		
Accounts receivable		326,577
Receivable from Parent		(132,381)
Prepaid expense		(400)
Accounts payable		212,801
Net cash used in operating activities		(1,653,234)
Cash flows from financing activities:		
Distributions to Parent		(750,000)
Net decrease in cash		(2,403,234)
Cash at beginning of year		9,596,609
Cash at end of year	$	7,193,375
Supplemental disclosure of noncash financing activities:		
Deemed capital contribution from Parent		879,642

See accompanying notes to financial statements.

(1)   Organization and Nature of Operations

CBRE Capital Advisors, Inc. (the Company) is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CBRE Group, Inc. (the Parent or CBRE), at which time the Company became a wholly owned subsidiary of CBRE. The Company may engage in the following business activities: (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transactions in units of unlisted and privately placed real estate funds; (3) private placement of securities; (4) other investment banking advisory services, which could include: mergers and acquisitions (M&A) advisory services for public and private entities, capital structure advisory services, and other general investment banking advisory assignments; and (5) underwriting in the capacity of providing financial advisory or consulting services in connection with public offerings for which the Company will receive underwriting compensation. The Company does not sell securities to customers.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of these policies.

(b)   Cash

The cash account balance is held at a financial institution and periodically exceeds the $250,000 Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of the FDIC insurance coverage.

(c)   Revenue Recognition

Effective on January 1, 2018, the Company adopted the accounting and reporting requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, the requirements of which are detailed in the FASB Accounting Standards Codification ("ASC") 606. The main objective of the ASU is to provide a single comprehensive model for entities to use in accounting for revenue from contracts with customers, and it superseded the revenue recognition guidance previously in effect. The core principal of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity is entitled and expects to receive in exchange for those goods or services.

The Company records revenue from its various sources using the methods indicated below. In determining the method for recognition, the Company considered the terms of the contracts and agreements with its customers, including details of performance obligations and payments terms.

There was no impact to the Company's financial statements from the adoption of ASC 606, and the Company recorded no related assets or liabilities for contracts with customers, nor any impairment losses related to receivables. The Company also considered the lack of any variable consideration features in the nature of the revenue they receive when concluding that they have no remaining unsatisfied performance obligations in relation revenue recorded during the fiscal year.

i) Consulting Revenue:

Consulting services include the distribution of limited partnership interests, offering and facilitating transactions in units of unlisted real estate funds, the private placement of securities, as well as other investment banking advisory and underwriting services. For each such service, the revenue is recognized on the completion of the contract (or trade date), as the Company believes their performance obligation has been satisfied and the risks and rewards of ownership have been transferred to the customer and/or the customer has obtained the control and benefit of the service provided.

To the extent payments on such consulting services are due in excess of 12 months, they are deemed to have a significant financing component, and revenue is recorded based on such payment amounts discounted at a rate approximating the implied cost of capital, which was 5% for 2018.

ii) Marketing Revenue:

As noted within "Related-Party Transactions," the Company provides marketing services for certain CBRE Global Investors' investment funds and supervision of registered representatives, in return for an annual fixed fee that is not contingent on subscriptions or investments made by investors. The Company believes that the performance obligation for such services is satisfied over time as the affiliates are receiving and consuming the benefits as they are provided by the Company. As such, fees are recognized pro rata over the performance period as the services are provided.

(Continued)

iii) Reimbursable Revenue:

The Company's contracts with customers allows the Company to receive reimbursement for costs incurred including third party expenses for real estate consulting or valuation, legal, or accounting and other out of pocket expenses such as travel, meals, accommodations, telephone, photocopying, data services, courier and supplies. Such revenues are recognized at that point in time that the expense has been incurred, to the extent the Company elects to seek reimbursement.

(d) Amortization of Discount

Discounts to the face amount of notes receivable are amortized using the straight-line method over the lives of the respective note receivables. The straight-line method approximates the interest method.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC Topic 740-10, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if the probability of the positions being sustained is more likely than not. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized and changes in recognition of measurement are reflected in the period in which the change in judgment occurs. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2018. The federal income tax returns for 2015 to 2017 remain open to examination.

The Company recognizes interest and penalties related to unrecognized tax benefits in other expenses. During the year ended December 31, 2018, the Company did not incur expenses related to interest and penalties.

(f) Use of Estimates

The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

(3) Related-Party Transactions

The Company has an agreement with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The Company incurred $8,577,888 under this agreement for the year ended December 31, 2018, which was comprised of costs as follows:

Compensation:	$8,074,079
Occupancy:	204,220
Other:	299,589
Total:	$8,577,888

CBRE Global Investors, LLC (CBRE Global Investors) is an investment adviser registered with the Securities and Exchange Commission (SEC). The marketing and placement of interests is conducted by certain employees of CBRE Global Investors who are also registered representatives of CBRE Capital Advisors, pursuant to an agreement between CBRE Global Investors and CBRE Capital Advisors, Inc. The Company provides marketing services for certain CBRE Global Investors' investment funds and supervision of the registered representatives, in return for a fixed fee that is not contingent on subscriptions or investments made by investors. The Company received $225,600 under this agreement for its services for the year ended December 31, 2018.

The Company engaged affiliated companies, CBRE, Inc., CBRE Capital Markets Inc., and CB Richard Ellis of Virginia, Inc., under separate consulting agreements to provide real estate consulting and/or valuation services for select client engagements. In total, the Company paid $3,491,750 on 13 separate engagements to these affiliated companies for services provided during the year ended December 31, 2018.

In addition, the Company provided advisory, secondary valuation and/or secondary transaction services to affiliated companies, CBRE Indirect Investments Services Limited and CBRE Global Investors. In total, the Company received $337,066 on seven separate transactions to these affiliated companies for services provided during the year ended December 31, 2018. This amount is presented in Consulting Revenue on the Statement of Operations.

The Company received $879,642 in equity contributions from the Parent for certain expenses in the conduct of its business for the year ended December 31, 2018. Such equity contributions are in the form of non-cash equity capital and not in the form of a loan, subordinated or otherwise.

Fees earned from affiliates for services and costs paid to affiliates may not be comparable to those that would be exchanged with unrelated parties.

(4) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2018, the Company had net capital of $6,867,691 for regulatory purposes, which was $6,747,691 in excess of its required net capital of $100,000.

The Company is exempt from the provisions for Rule 15c3-3 under paragraph (k)(2)(i) of the rule because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of CBRE Capital Advisors, Inc."

(5) Income Taxes

The income tax expense consisted of the following components:

Current:		
Federal	$	410,871
State		77,943
Total current expense	$	488,814

The Company files a consolidated income tax return with the Parent on a calendar year basis, in which there is a tax sharing arrangement existing between the Company and the Parent. The income tax liability generated from the net operating income during 2018 would be expected to be paid by the Parent in the consolidated income tax filings for 2018. Since the Company does not reimburse the Parent for its portion of the consolidated tax liability, the income tax liabilities relating to such have been reflected as a capital contribution in additional paid in capital to the Company in the accompanying financial statements.

(6) Subsequent Events

The Company evaluated events occurring after December 31, 2018 and through February 26, 2019, the date the financial statements were issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the financial statements. No such subsequent events were identified.

(Continued)

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2018

Total stockholder's equity	$	14,778,361
Deductions and/or charges:		
Nonallowable assets - accounts and notes receivable		7,900,654
Nonallowable assets - prepaid expense		10,016
Net capital	$	6,867,691
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6⅔% of aggregate indebtedness)		100,000
Net capital in excess of minimum requirement	$	6,767,691
Ratio of aggregate indebtedness to net capital		4.74%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by CBRE Capital Advisors, Inc. on Form X-17A-5 on February 21, 2019. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation for Determination of the Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission
under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company
has not included the schedule, "Computation for Determination of the Reserve
Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission
under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company
has not included the schedule, "Information Relating to Possession or Control
Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
CBRE Capital Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, which were agreed to by CBRE Capital Advisors, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
February 26, 2019



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc.:

We have reviewed management's statements, included in the accompanying CBRE Capital Advisors, Inc. Exemption Report (the Exemption Report), in which (1) CBRE Capital Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 26, 2019

CBRE

Scott Potter
President

CBRE Capital Advisors, Inc.
Member FINRA/SIPC

2100 McKinney Avenue, Suite 900
Dallas, TX 75201

214 863 4255 Tel
214 863 3125 Fax

scott.potter@cbrecap.com
www.cbrecap.com

February 26, 2019

KPMG LLP
550 S Hope Street
Suite 1500
Los Angeles, CA 90071

Ladies and Gentlemen:

CBRE Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):
    *   Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule (k)(2)(i)").

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2018.

Sincerely,

Scott Potter
President